Duos Technologies Group, Inc.

6622 Southpoint Drive South, Suite 310

Jacksonville, Florida 32216

May 21, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duos Technologies Group, Inc.
Registration Statement on Form S-3
File No. 333-237213

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Duos Technologies Group, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, May 22, 2020, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Duos Technologies Group, Inc.

/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer